FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                QUARTERLY REPORT


                  For the quarterly period ended March 31, 2002


                               INFICON HOLDING AG


                              INFICON Holding Inc.
                 (Translation of Registrant's Name Into English)
                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F _X_   Form 40-F ___


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes ___   No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

                                Table of Contents
--------------------------------------------------------------------------------

Consolidated Balance Sheets....................................................3
Consolidated Statements of Income..............................................4
Consolidated Statements of Cash Flows..........................................5
Notes to condensed consolidated financial statements...........................6
Operating and Financial Review and Prospects..................................11
Quantitative and Qualitative Disclosure of Market Risk........................16
Signatures....................................................................17

                               INFICON Holding AG

                           Consolidated Balance Sheets
              (U.S. Dollars in thousands, except per share amounts)

                                                            March 31    December 31
                                                              2002         2001
                                                            ----------------------
                                                            (Unaudited)
Assets
Current assets:
     Cash and cash equivalents                              $  31,870    $  33,788
     Trade accounts receivable, net                            19,471       17,166
     Accounts receivable - affiliates                           1,084          979
     Inventories                                               20,186       21,729
     Deferred tax asset                                         3,411        3,440
     Other current assets                                       3,326        2,079
                                                            ---------    ---------
Total current assets                                           79,348       79,181

Property, plant and equipment, net                             18,203       16,020
Deferred income taxes                                          37,637       38,837
Other assets                                                    2,960        4,156
                                                            ---------    ---------
Total assets                                                $ 138,148    $ 138,194
                                                            =========    =========

Liabilities and stockholders' equity
Current liabilities:
     Trade accounts payable, net                            $   5,454    $   4,855
     Accounts payable - affiliates                                402          409
     Accrued liabilities                                       11,265       10,641
     Income taxes payable                                         717        1,084
     Deferred tax liability                                        39          451
                                                            ---------    ---------
Total current liabilities                                      17,877       17,440

Deferred tax liability                                          1,240        1,230
                                                            ---------    ---------
Total liabilities                                              19,117       18,670

Stockholders' equity:
     Common stock (2,770,000 shares authorized; 2,315,000
       shares issued; par value CHF 10 (U.S.$5.63)             13,033       13,033
     Additional paid-in capital                                97,349       97,349
     Notes receivable from officers                              (523)        (523)
     Retained earnings                                         15,245       15,225
     Accumulated other comprehensive loss                      (6,073)      (5,560)
                                                            ---------    ---------
Total stockholders' equity                                    119,031      119,524
                                                            ---------    ---------
Total liabilities and stockholders' equity                  $ 138,148    $ 138,194
                                                            =========    =========

See notes to consolidated financial statements.

                               INFICON Holding AG

                        Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                                          Three Months Ended
                                                               March 31
                                                          2002          2001
                                                       ------------------------
                                                       (Unaudited)   (Unaudited)
Net sales                                              $ 30,812        $ 49,186

Cost of sales                                            17,656          24,773
                                                       ------------------------
Gross profit                                             13,156          24,413

Research and development                                  3,744           2,922
Selling, general and administrative                       9,963          12,603
                                                       ------------------------
Income from operations                                     (551)          8,888

Interest (income), net                                     (106)            (74)
Other (income), net                                         (25)           (162)
                                                       ------------------------
Income before income taxes                                 (420)          9,124

Provision for income taxes                                 (440)          2,462
                                                       ------------------------
Net income                                             $     20        $  6,662
                                                       ========================
Basic net income per share                             $   0.01        $   2.88
Diluted net income per share                           $   0.01        $   2.88


See notes to consolidated financial statements.

                               INFICON Holding AG

                      Consolidated Statements of Cash Flows
                           (U.S. Dollars in thousands)

                                                                     Three Months Ended
                                                                          March 31
                                                                     2002         2001
                                                                  ------------------------
                                                                  (Unaudited)  (Unaudited)
Cash flows from operating activities:
     Net income                                                    $     20    $  6,662
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                  901         732
         Deferred taxes                                                 827         667
         Changes in operating assets and liabilities:
           Trade accounts receivable                                 (2,488)     (3,249)
           Inventories                                                1,432      (1,931)
           Other assets                                                   2        (457)
           Accounts payable                                             608      (3,128)
           Accrued liabilities                                          712       2,934
           Income taxes payable                                        (347)       (538)
           Other liabilities                                             --         196
           Accrued pension benefits                                    (120)       (175)
                                                                   --------------------
Net cash provided by operating activities                             1,547       1,713

Cash flows from investing activities:
     Purchases of property, plant and equipment                      (3,088)     (1,399)
                                                                   --------------------
Net cash used in investing activities                                (3,088)     (1,399)

Cash flows from financing activities:
     Payments on notes receivable from officers                          --         707
     (Payment on) long-term debt                                         --        (122)
     (Repayment of) advances from Unaxis for reorganization              --      (6,679)
                                                                   --------------------
Net cash (used in) financing activities                                  --
                                                                                 (6,094)
                                                                   --------------------
Effect of exchange rate changes on cash and cash equivalents           (377)     (1,310)
                                                                   --------------------
(Decrease) in cash and cash equivalents                              (1,918)     (7,090)
Cash and cash equivalents at beginning of period                     33,788      28,700
                                                                   --------------------
Cash and cash equivalents at end of period                         $ 31,870    $ 21,610
                                                                   ====================

See notes to consolidated financial statements.

Note 1--Description of Business

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. The Company's products include in situ analyzers, ultra clean processing equipment, leak detectors and vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel and the protection of proprietary technology.

Note 2--Basis of Presentation

      The accompanying interim financial statements, as of March 31, 2002, have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. While the quarterly financial information is unaudited, the financial statements included in this report reflect all adjustments (consisting of normal recurring accruals) the Company considers necessary for a fair presentation of the results of operations for the interim periods covered and the financial condition of the Company at the date of the interim balance sheet. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

      The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

      The financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2001.

Note 3--Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Note 4--Inventories

Inventories consist of the following (in thousands):

                                                     March 31        December 31
                                                       2002              2001
                                                     ---------------------------

Raw material                                         $10,907             $11,054
Work in process                                        2,975               3,030
Finished goods                                         6,304               7,645
                                                     ---------------------------

                                                     $20,186             $21,729
                                                     ===========================

Note 5--Derivative Financial Instruments

      On January 1, 2001, the Company adopted Financial Accounting Standards Board No. 133 ("FASB 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities. FASB No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value through earnings. The cumulative after tax effect for the unrealized gains (losses) on foreign currency hedges was U.S. $131 and U.S. ($75) as of December 31, 2001 and March 2002, respectively.

      The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. The primary currencies in which the Company has exposure are the Japanese yen, the Swiss franc, the German mark, and the euro. This exposure arises in certain locations from the intercompany purchase of inventory in foreign currency for resale in local currency.

      The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The Company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss (ineffectiveness) on the derivative instrument in excess of the hedged item, if any, is recognized in current earnings during the period in which it occurs. The Company did not have any significant gains or losses from ineffective hedges.

Note 6--Recent Accounting Pronuncements

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interests method. The implementation of SFAS 141 did not have a material impact to the Company's consolidated income, financial position, or cash flows.

      In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets", which is effective for the Company on January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization and includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The implementation of SFAS 142 did not have a material impact to the Company's consolidated income, financial position, or cash flows.

      In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management is currently determining what effect, if any, SFAS 143 will have on its financial position and results of operations.

      In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes FASB 121 "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion 30, "Reporting Results of Operations - Reporting the

Effects of Disposal of a Segment of a Business." SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and will be adopted by the Company, as required, on January 1, 2002. The implementation of SFAS 144 did not have a material impact to the Company's consolidated income, financial position, or cash flows.

Note 7--Comprehensive Income (Loss)

      Comprehensive income (loss) is defined as the total change in stockholders' equity during the period other than from transactions with stockholders. For the Company, comprehensive income (loss) consists of net income plus the net change in accumulated other comprehensive loss, an element of stockholders' equity. Accumulated other comprehensive loss consists of the net change in the accumulated foreign currency translation adjustment account and the net change in unrealized gains and losses in hedging activity. SFAS 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income.

      The Company's comprehensive income (loss) for the three months ended March 31, 2002 was:

                                                                              Accumulated other
                                                   Foreign       Cash flow      comprehensive
Thousands of dollars                            currency items    hedges           income
                                                --------------   ---------    -----------------
Balance at December 31, 2001                       $(5,691)       $ 131           $(5,560)
Net foreign currency translation adjustments          (307)                          (307)
Unrealized loss on foreign currency hedges                         (206)             (206)
                                                   -------        -----           -------
   Comprehensive income                            $(5,998)       $ (75)          $(6,073)
                                                   =======        =====           =======

Note 8--Segment Information

      INFICON is a global supplier of instrumentation for analysis, monitoring and control in the vacuum, semiconductor, refrigeration, and automotive markets, with headquarters in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation and General Vacuum Instrumentation.

      The semiconductor vacuum instrumentation segment includes two major product lines: in situ analysis and ultra clean processing. The products in this segment are developed for use in various semiconductor manufacturing applications. The general vacuum instrumentation segment includes three major product lines: leak detection, vacuum measurement and components and instrumentation for environmental health and safety. These products are used in numerous markets including air conditioning, refrigeration, automotive and semiconductor manufacturing.

      Information on the Company's business segments was as follows (in thousands):

                                                     Three Months Ended March 31
                                                         2002            2001
                                                     ---------------------------
Sales:
Semiconductor vacuum instrumentation                    $ 6,941          $19,022
General vacuum instrumentation                           23,871           30,164
                                                     ---------------------------
Total sales                                             $30,812          $49,186
                                                     ===========================

         Sales between business segments, which were not material, generally were priced at prevailing market prices.

                                                     Three Months Ended March 31
                                                         2002            2001
                                                     ---------------------------
Gross profit:
Semiconductor vacuum instrumentation                   $  3,254          $10,367
General vacuum instrumentation                            9,902           14,046
                                                     ---------------------------
Total gross profit                                     $ 13,156          $24,413
                                                     ===========================
Earnings before interest and taxes:
Semiconductor vacuum instrumentation                   $ (2,205)         $ 4,585
General vacuum instrumentation                            1,679            4,465
                                                     ---------------------------
Total earnings before interest and taxes               $   (526)         $ 9,050
                                                     ===========================
Depreciation and amortization:
Semiconductor vacuum instrumentation                   $    272          $   269
General vacuum instrumentation                              629              463
                                                     ---------------------------
Total depreciation and amortization                    $    901          $   732
                                                     ===========================
Capital expenditures:
Semiconductor vacuum instrumentation                   $    744          $   583
General vacuum instrumentation                            2,344              816
                                                     ---------------------------
Total capital expenditures                             $  3,088          $ 1,399
                                                     ===========================
Sales by geographic location:(1)
United States                                          $ 10,932          $14,207
Europe                                                   14,353           20,704
Other                                                     5,527           14,275
                                                     ---------------------------
Total sales                                            $ 30,812          $49,186
                                                     ===========================


                                                       March 31,    December 31,
                                                         2002           2001
                                                     ---------------------------
Identifiable assets:
Semiconductor vacuum instrumentation                   $ 48,244         $ 56,563
General vacuum instrumentation                           89,904           81,631
                                                     ---------------------------
                                                       $138,148         $138,194
                                                     ===========================


                                                       March 31,    December 31,
                                                         2002           2001
                                                     ---------------------------
Long-lived assets:
Semiconductor vacuum instrumentation                    $24,471          $32,232
General vacuum instrumentation                           34,329           26,781
                                                     ---------------------------
                                                        $58,800          $59,013
                                                     ===========================

(1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location

Note 9--Net Income Per Share

      The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share". SFAS 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive. The Company does not have any dilutive common equivalent shares outstanding.

      The following table sets forth the computation of basic and diluted earnings per share:

                                                              Three Months Ended
                                                                    March 31,
                                                              2002            2001
                                                          ---------------------------
Numerator:
Numerator for basic and diluted earnings per share:
   Net income                                             $        20     $     6,662
Denominator:
Denominator for basic and diluted earnings per share:

Weighted average shares outstanding                         2,315,000       2,315,000
Earnings per share:
   Basic                                                  $      0.01     $      2.88
   Diluted                                                $      0.01     $      2.88

Note 10--Acquisition of HAPSITE Business

      Effective November 1, 2001, the Company acquired substantially all the net assets of the HAPSITE business (HAPSITE) of Leybold Inficon, Inc., a subsidiary of Unaxis. HAPSITE manufacturers and sells self-contained, field portable gas chromatograph-mass spectrometer systems used for direct measurement of volatile organic compounds in air, water and soil.

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations of HAPSITE have been included in the Company's consolidated financial statements since the effective date of the acquisition in the general vacuum instrumentation segment. The purchase price was U.S.$2,000,000 in cash and the allocation to the net assets acquired and liabilities assumed did not include goodwill.

Operating and Financial Review and Prospects

Cautionary Note Regarding Forward -Looking Statements

      Certain statements in this quarterly report on Form 6-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Recent Developments" below and under "Key Information---Risk Factors" in our most recent annual report on Form 20-F filed by us with the Securities and Exchange Commission.

      As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

      INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this quarterly report, "INFICON", the "INFICON Group", "we", "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our significant shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

      INFICON Holding AG is a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. The Company's products include in situ analyzers, ultra clean processing equipment, leak detectors and vacuum measurement and component products. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel, and the protection of proprietary technology.

Recent Developments

      Approximately 22.5% of our sales during the three months ended March 31, 2002 were from our semiconductor vacuum instrumentation business. This is down from 38.7% during the three months ended March 31, 2001 and an increase from 20.9% for the three months ended December 31, 2001. The decrease in semiconductor vacuum instrumentation sales, from the three months ended March 31, 2001, can be attributed to the effects of reduced capital investment by semiconductor manufacturers and semiconductor equipment suppliers, triggered by a worldwide slowdown in demand for semiconductors and electronic products. This industry has historically experienced sudden changes in supply and demand for semiconductors and is also subject to rapid technological changes in semiconductor manufacturing processes. These factors are generally the cause of strong volatility of demand for semiconductor capital equipment. We believe that a global economic slowdown and a severe downturn in the semiconductor and related industries will continue to have a negative effect on our financial performance for some portion of this year.

Other Information

      Mr. John Grad, former Vice Chairman of the INFICON Board of Directors, was appointed Chairman, effective May 3, 2002, by a unanimous vote of the full Board. Mr. Grad succeeds

      Mr. Paul Choffat who resigned to become head of Novartis Consumer Health and Member of the Novartis Executive Committee. In his address to the INFICON 2002 Annual General Meeting of Shareholders, Mr. Grad thanked Mr. Choffat for his guidance during the important formative stages of INFICON as a public company and wished him success as he moves into a new phase of a distinguished business career.

Change in Registrant's Certifying Accountant

      A. Effective May 3, 2002, the Registrant dismissed Ernst & Young, LLP as its independent accountants and engaged PricewaterhouseCoopers LLP as its new independent accountants.

      (1) The reports of Ernst & Young, LLP on the financial statements for the Registrant's two most recent fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

      (2) The decision to replace Ernst & Young, LLP with PricewaterhouseCoopers LLP as the principal independent accountants for the Registrant was recommended by the Registrant's Board of Directors and approved by the shareholders.

      (3) During the Registrant's two most recent fiscal years and through March 12, 2002, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP would have caused them to make reference thereto in their reports on the financial statements for such years.

      (4) During the Registrant's two most recent fiscal years and through March 12, 2002, there were no "reportable events" as defined by Item 304(a)(1)(v) of Regulation S-K.

      B. Neither the Registrant nor anyone on its behalf has consulted with PricewaterhouseCoopers LLP during the Registrant's two most recent fiscal years, or any subsequent interim period, prior to its engagement of PricewaterhouseCoopers LLP.

Results of Operations for the Three Months Ended March 31, 2002 and 2001


      Net Sales

      Net sales decreased 37.4% to U.S. $30.8 million for the three months ended March 31, 2002 from U.S. $49.2 million for the three months ended March 31, 2001. This decrease is mainly due to lower sales of our semiconductor vacuum instrumentation and to a lesser extent to lower sales in our general vacuum instrumentation business.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 63.5% to U.S.$6.9 million for the three months ended March 31, 2002 from U.S.$19.0 million for the three months ended March 31, 2001. This decrease resulted from lower demand for our in situ analysis products from semiconductor manufacturers and their suppliers in the United States and Asia and very low demand for our ultra clean processing products from back-end semiconductor packaging customers in Asia and Europe. Furthermore we also are seeing reduced demand for our thin film monitors from fiber optic equipment suppliers due to weaker demand for telecommunications equipment.

      General Vacuum Instrumentation Segment. Net sales decreased by 20.9% to U.S. $23.9 million for the three months ended March 31, 2002 from U.S. $30.2 million for the three months ended March 31, 2001. This is mainly the result of lower demand for our vacuum control products from our data storage customers as well as lower demand for our leak detector products by our semiconductor customers. Sales to our private label customers as well as sales to our refrigeration, air-conditioning and automotive customers remained strong. This decrease was partially offset by the addition of the HAPSITE business which contributed U.S. $3.5 million for the three months ended March 31, 2002.

      Gross Profit

      Gross profit decreased by 46.1% to U.S. $13.2 million or 42.7% of net sales for the three months ended March 31, 2002 from U.S. $24.4 million or 49.6% of net sales for the three months ended March 31, 2001. This percentage decline is primarily due to unfavorable product mix and unabsorbed fixed costs associated with underutilized manufacturing capacity in our in-situ analysis, vacuum control and ultra clean processing product lines. This effect was partially offset by a favorable product mix within our leak detection product line and the addition of the HAPSITE product line.

      Research and Development

      Research and development costs increased by 28.1% to U.S.$3.7 million, or 12.2% of net sales, for the three months ended March 31, 2002 from U.S.$2.9 million, or 5.9% of net sales, for the three months ended March 31, 2001. This increase was driven primarily by new product development for our in-situ analysis product line and the inclusion of the HAPSITE business acquired in November 2001.

      Selling, General and Administrative

      Selling, general and administrative expenses decreased by 20.9% to U.S.$10.0 million, or 32.3% of net sales, for the three months ended March 31, 2002 from U.S.$12.6 million, or 25.6% of net sales, for the three months ended March 31, 2001. This decrease is the result of a comprehensive cost-reduction program implemented during the second and third quarters of 2001. The cost-reduction program includes a reduction in overtime, temporary employees, employee salaries, a shortened workweek and temporary furloughs. We also reduced expenses incurred for: travel, advertising, outside services, bonuses and commissions.

      Income from Operations

      For the reasons stated above, income from operations decreased to U.S.($0.5) million, or 1.8% of net sales, for the three months ended March 31, 2002 from U.S.$8.9 million, or 18.1% of net sales, for the three months ended March 31, 2001.

      Other Expense/Income

      Other income was U.S. $25.0 thousand, or 0.0% of net sales, for the three months ended March 31, 2002 as compared to other income of U.S. $162.0 thousand, or 0.3% of net sales, for the three months ended March 31, 2001. This decrease is primarily due to a higher foreign currency exchange gain for the three months ended March 31, 2001.

      Provision for Income Taxes

      Provision for income taxes decreased to a credit of U.S.$0.4 million, or 104.8% of a (loss) before taxes for the three months ended March 31, 2002 from U.S.$2.5 million, or 27.0% of income (loss) before taxes, for the three months ended March 31, 2001. This decrease resulted from a decrease in taxable income and the change in the effective tax rate. The effective tax rate has decreased due to a favorable earnings mix in lower taxed jurisdictions and loses in higher taxed jurisdictions.

      Net Income

      For the reasons stated above, net income decreased to U.S.$20.0 thousand, or 0.0% of net sales, for the three months ended March 31, 2002 from U.S. $6.7 million, or 13.5% of net sales, for the three months ended March 31, 2001.

Liquidity and Capital Resources

      Historically, we have been able to finance our operations and capital requirements through cash provided by operations. Cash provided by operating activities was U.S.$1.5 million and U.S.$1.7 million for the three months ended March 31, 2002 and 2001, respectively. In 2002, cash provided by operating activities of U.S.$1.5 million consisted of net income of U.S.$20 thousand, depreciation and amortization of U.S.$0.9 million, a net decrease in deferred taxes of U.S. $0.8 million, and a net increase in working capital of U.S.$0.2 million. In 2001, cash provided by operating activities of U.S.$1.7 million consisted of net income of U.S.$6.7 million, depreciation and amortization of U.S.$0.7, a net decrease in deferred taxes of U.S. $0.7 million, and a net increase in working capital of U.S.$6.4 million.

      Working capital was U.S.$61.5 million as of March 31, 2002, compared to U.S.$61.7 million as of December 31, 2001. The decrease was due to decreases in cash of U.S. $1.9 million and inventories of U.S. $1.5 million, and increases in accrued liabilities of U.S. $0.6 million, accounts payable of U.S. $0.6 million. These reductions in working capital were offset by increases in trade accounts receivable of U.S. $2.3 million and other current assets of U.S. $1.2, reductions in income taxes payable of U.S. $0.4 million and deferred tax liability of U.S. $0.4 million.

      Cash used in investing activities was U.S.$3.1 million and U.S.$1.4 million for the three months ended March 31, 2002 and 2001, respectively, primarily for the purchase of property and equipment in each period and for the move of our Liechtenstein operations to a new facility in Balzers, Liechtenstein in 2002. Cash used in financing activities was U.S.$0.0 million and U.S.$(6.1) million for the three months ended March 31, 2002 and 2001, respectively. In the three months ended March 31, 2001 we repaid a portion of the payable, to our affiliate, of U.S.$6.7 million and received payments on notes receivable from officers of U.S. $0.7 million.

      The Company entered into a U.S $30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The interest rates for the overdraft facility are a fixed rate of 9% for loans in U.S. dollars and 7.75% for loans in Euro dollars, and 5.25% for loans in Swiss Francs. The Company paid an initial fee of 0.125% upon closing of the agreement and will be charged a quarterly fee of 0.25% on the current overdraft facility and a commitment fee of 0.1% per annum on the entire facility amount, payable quarterly in arrears, which latter amount will be deducted on payable interest and letter of credit fees on all utilizations under the credit facility. The working capital financing arrangement had an automatic extension for one year on November 23, 2001. The total amount unused under the facility as of March 31, 2002 was U.S.$30.0 million.

      The Company entered into a DM 10.0 million working capital financing arrangement with Dresdner Bank on March 31, 2001. The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is a fixed rate of 6.95%, and may be adjusted for changes in market interest rates. The interest rate for working capital advances in excess of 500,000 DM for 30 days or more is Euribor plus 0.95%. The working capital financing arrangement expired on March 31, 2002 and the Company is working on the option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of March 31, 2002.

      Additionally, the Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD10,000,000 working capital financing arrangement and a HKD10,000,000 margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of six months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The interest rates for the working capital facility are Hong Kong Interbank Offered Rate (HIBOR), plus 1% for loans in Hong Kong dollars and 1% for loans in U.S. dollars. The Company will be charged a monthly guarantee fee of 0.125% of the outstanding balance, or a minimum of HKD200, and upon drawing on the credit line, the Company will be charged an opening commission of 0.25% on the first U.S.$50, and 0.0625% on the balance. The working capital financing arrangement expires on December 31, 2003 and has an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of March 31, 2002.

      We currently believe the cash generated from operations, cash and cash equivalents, and borrowings available under our line of credit, will continue to be sufficient to satisfy our working capital and capital expenditure requirements.

      We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are secured by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second, lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. Under U.S. GAAP, the balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of March 31, 2002, there is an outstanding balance on the loans of U.S. $0.5 million.

Quantitative and Qualitative Disclosure of Market Risk

      In the three months March 31, 2002, we did not experience any material change in the market risk exposures affecting the quantitative and qualitative disclosures as presented in our annual report on Form 20-F for the fiscal year ended December 31, 2001.

Submission of Matters to a Vote of Security Holders

      We held our second Annual Meeting of Shareholders as a listed company on Friday, May 3, 2002. The shareholders approved all the proposals made by the Board of Directors. The following motions were passed:

      1. The Business Report 2001 consisting of the Annual Report, the Consolidated Financial Statements of INFICON group and the Annual Financial Statements of INFICON Holding AG were approved following notification of the reports of the group and company auditors.

      2.    The retained profit of CHF 452'854 will be carried forward.

      3. The members of the Board of Directors were granted discharge for their activity during the fiscal year 2001.

      4. The renewal and increase of authorized capital up to a new maximum of CHF 4'630'000. (old maximum CHF 3'400'000) was approved.

      5. The appointment of PricewaterhouseCoopers AG, Zurich, for one year as Group and Company auditors was approved.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       INFICON Holding AG




Date: May 14, 2002                     By: /s/ Peter Maier
                                           -------------------------------------
                                       Name:  Peter G. Maier
                                       Title: Vice President and Chief Financial
                                              Officer